November 13, 2024

Tamara Jovonovich
Chief Executive Officer
Jabez Biosciences, Inc.
6393 Blackstone Dr.
Zionsville, IN 46077

       Re: Jabez Biosciences, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed October 29, 2024
           File No. 024-12509
Dear Tamara Jovonovich:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 18, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A
Dilution, page 16

1. Please tell us how you calculated the as adjusted net tangible book value per share after the offering.
Our Business, page 21

2. We note your statement that "[p]re-clinical data supports further testing of the Jabez molecule . . . ." Accordingly, we reissue prior comment 18. Please include a detailed
       discussion of the pre-clinical studies referenced here and state whether such studies were conducted by you or a third-party.
3. Please revise your disclosure to define the terms "OBD" and "PK" at first use.
 November 13, 2024
Page 2

Regulatory Process, page 23

4. We note your response to prior comment 19 and your revised disclosure on page 23.
       Please expand your disclosure to provide further details regarding the clinical trials that are required for the FDA to approve a new drug application. We also note your disclosure that you plan to "pursue FDA fast track, priority review, and orphan status for JBZ-001 for qualifying disease states[.]" Accordingly, please revise your disclosure further to provide a description of these regulatory pathways.
Intellectual Property, page 24

5. We note your response to prior comment 22 and your revised disclosure on page
       24 separating your patents into "Pending National Stage Applns" and "Allowed/Issued
       Applns" and providing the estimated remaining patent terms. Please revise to disclose the expiration date for the issued patent application and clarify that the remaining pending applications' patent terms are applicable only if the applications are approved or, alternatively, please advise.
Technology Rights, page 24

6. Please revise your disclosure to provide further details regarding the items listed in this section. With respect to the items in this section that do not appear in the
       "Intellectual Property" section, please explain whether they refer to patents that have been licensed to the Company pursuant to the License Agreement. If so, please provide further details about these patents, such as the type of patent protection obtained, the specific product(s) to which the patent relates, the expiration dates, and the applicable jurisdictions.
Directors, Executive Officers, and Significant Employees
Directors and Executive Officers, page 29

7. Please revise your disclosure regarding the backgrounds of Brian Cogley, Robert
       Lewis, Bruce A. Cassidy, and Martin Lewis to state, if true, that each of these individuals holds a role with N  K Therapeutics, Inc.
8. We note that Brian Cogley is serving as the company's Chief Financial Officer in a part-time capacity and is currently the full-time CFO of Coeptis Therapeutics
       Holdings, Inc. Please include an appropriate risk factor discussing any risks associated with only having a part-time CFO.
Security Ownership of Management and Certain Securityholders, page 32

9. Please revise your disclosure to include the addresses for MFV, LLC and JMCQ
       Holdings, LLC.
 November 13, 2024
Page 3

       Please contact Christine Torney at 202-551-3652 or Mary Mast at 202-551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Joshua Gorsky at 202-551-
7836 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Jim Byrd